

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2010

Thomas H. Lowder
Chief Executive Officer
Colonial Properties Trust
2101 Sixth Avenue North, Suite 750
Birmingham, AL 35203

> **Re:** **Colonial Properties Trust Inc and Colonial Realty Limited Partnerships**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarter Ended March 31, 2010**
> **File No. 001-12358 and 000-20707, respectively**

Dear Mr. Lowder:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Cicely LaMothe
Accounting Branch Chief